FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada   L3R 8T3
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F______           Form 40-F         ___X___

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes         ______              No         ___X___

 Documents Included as Part of this Report

No.               Document

 1.                  Press Release dated November 4, 2002.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 4, 2002

                                                                                                      DATAMIRROR CORPORATION

                                                                                                        By: /s/ Peter Cauley
                                                                                                        Peter Cauley
                                                                                                        Chief Financial Officer

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror "Simple HA for $60K" Global Promotion a Success,

Now Available Until January 21st, 2003

Special iSeries High Availability Package Adds Value to IBM GreenStreak

TORONTO, CANADA November 4th, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced that the company's successful "Simple HA for $60K" offering for IBM iSeries high availability has been extended until January 21st, 2003.

Comprised of two iClusterTM licenses, implementation, training, maintenance and support, the complete high availability (HA) product suite builds on IBM's GreenStreak promotion to deliver a low-cost solution ideal for small-to-mid sized businesses. DataMirror's packaged offering enables companies to avoid the costs of planned and unplanned downtime, and maintain their iSeries investments for $60,000 (USD).

 Robert Weed Plywood, a manufacturer and distributor of quality wood products, laminated products and mouldings based in Bristol, Indiana, is one of the companies that has benefited from DataMirror's "Simple HA for $60K" offering.

 "We recognized that investing in a high availability solution to protect our iSeries data assets was critical for us to continue delivering the highest quality of service to our customers," said Roelf Kuitse, Director of IT, Robert Weed Plywood Corporation. "The ability to provide uninterrupted and unparalleled service earns trust and respect and leads to innovation and growth. The DataMirror package offered everything we were looking for in a high availability solution at an affordable price."

 "This global promotion brings something completely unique to the IBM iSeries market -- a cost-effective yet full-featured solution for complete data protection and 24/7 availability on iSeries," said Stewart Ritchie, Vice President, Sales, Americas and Asia Pacific, DataMirror. "Due to the positive traction we've received in both North America and Europe, we are now extending the value and cost-savings of this special offer so more small-to-medium sized businesses can now take advantage of the latest solutions being used by their larger competitors."

 DataMirror is an IBM High Availability Business Partner, a Cluster Middleware Business Partner, and an All Star Partner in Development. DataMirror is also a member of the IBM iSeries High Availability Council and has been first-to-market with a number of innovative availability technologies including LOB support, real-time IFS support, data area/data queue journaling support, and MQSeries resiliency support. DataMirror was also the first High Availability Business Partner to successfully implement a high availability product using IBM's iSeries clustering technology at a customer site.

 For more information on DataMirror's "Simple HA for $60K" offering, including prices in local currency and terms and conditions, please visit http://www.datamirror.com/hapromo/ or e-mail sales@datamirror.com.

About DataMirror
DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusinessTM solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror software unlocks the experience of nowTM by providing the instant data access, integration and availability companies require today across all computers in their business.

 Over 1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, iCluster, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.